Dreyfus BASIC Money Market Fund, Inc.

SEMIANNUAL REPORT August 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus BASIC Money Market Fund, Inc. covers the six-month period from March 1, 2005, through August 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Bernard W. Kiernan, Jr.

The Federal Reserve Board (the "Fed") continued to raise short-term interest rates steadily and gradually over the past six months in its ongoing effort to move away from its previously accommodative monetary policy. While most economists currently believe that the Fed is likely to continue to raise rates in the near future, many of those economists have focused more on the statement issued by Fed Chairman Alan Greenspan regarding economic risk, in which he notes that the "upside and downside risks to the attainment of both sustainability of growth and price stability" are "roughly equal."

While recent shocks to the U.S. economy — including sharply higher gasoline prices and other consequences of Hurricane Katrina — have added a degree of uncertainty to the economic outlook, our economists currently expect the U.S. economy to continue to grow over the foreseeable future without either entering recession or triggering a significant acceleration of inflation. As always, we encourage you to discuss these matters and your possible capital preservation needs with your financial advisor.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
September 15, 2005



DISCUSSION OF FUND PERFORMANCE

Bernard W. Kiernan, Jr., Portfolio Manager

How did Dreyfus BASIC Money Market Fund, Inc. perform during the period?

For the six-month period ended August 31, 2005, the fund produced an annualized yield of 2.61%. Taking into account the effects of compounding, the fund also produced an annualized effective yield of 2.64%.[1]

What is the fund's investment approach?

The fund seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. To pursue this goal, the fund invests in a diversified portfolio of high-quality, short-term debt securities, including U.S. government securities, bank obligations, U.S. dollar-denominated foreign and domestic commercial paper, repurchase agreements, asset-backed securities and U.S. dollar-denominated obligations of foreign governments. Normally, the fund invests at least 25% of its total assets in bank obligations.

When managing the fund, we closely monitor the outlook for economic growth and inflation, follow overseas developments and consider the posture of the Federal Reserve Board (the "Fed") in our decisions as to how to structure the fund. Based upon our economic outlook, we actively manage the fund's average maturity in looking for opportunities that may present themselves in light of possible changes in interest rates.

What other factors influenced the fund's performance?

When the reporting period began, higher energy prices and robust employment gains had rekindled investors' inflation concerns. Accordingly, the Fed continued to raise short-term interest rates, increasing the overnight federal funds rate from 2.5% to 2.75% at its March 2005 meeting. In its announcement of the rate increase, the Fed noted, "Pressures on inflation have picked up in recent months and pricing power is more evident."

Even as the Fed's inflation concerns appeared to intensify, weaker-than-expected data in April suggested that the U.S. economy might have hit another soft patch. However, it later was estimated that the U.S. labor market added more jobs than expected in April, and employment statistics for February and March were revised upward. On the other hand, difficulties encountered by the airline and automotive industries were regarded as potential threats to consumer and business confidence and spending.

In early May, the Fed increased the federal funds rate to 3%. However, evidence of slower economic growth in global markets weighed on investor sentiment. As a result, the 10-year U.S. Treasury bond rallied, with yields falling below 4%. Although economic expectations appeared to improve in June, when the U.S. labor market strengthened further, oil prices rose above $60/barrel, and investors continued to worry that higher energy prices and borrowing costs might hinder economic activity. Yet, when the Fed hiked the federal funds rate to 3.25% on June 30, it left the language in its accompanying statement unchanged, suggesting that additional rate increases were likely. It later was estimated that U.S. GDP grew at a 3.3% annualized rate during the second quarter of 2005.

In July, it was revealed that non-farm payrolls continued to increase in June, while the unemployment rate dropped to 5.0%. Indeed, these gains helped convince investors that economic growth remained solid. At the same time, inflationary pressures appeared to stay contained.

The economic recovery remained on track in August, and the Fed again raised short-term interest rates, hiking the federal funds rate to 3.5%. For most of the month, analysts generally expected the Fed to continue its gradual moves toward a less accommodative monetary policy. On August 29, however, Hurricane Katrina struck the Gulf Coast, leaving in its wake severe human and economic damage. In effect, Hurricane Katrina may have provided a substitute for further rate hikes in slowing the U.S. economy.

Until the storm changed the economic landscape, most money market investors had focused primarily on securities with maturities of six months or less in an attempt to maintain liquidity. As a result, yield differences between overnight instruments and one-year securities widened significantly. In this market environment, we set the fund's weighted average maturity in a range we considered shorter than industry averages.

What is the fund's current strategy?

The outlook for monetary policy became more uncertain in the wake of Hurricane Katrina, and analysts began to question whether the Fed might pause to assess the storm's effects on economic growth and inflation. We believe that a more neutral investment posture is prudent until the true economic impact of the Gulf Coast crisis becomes clearer.

September 15, 2005

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Yield provided reflects the absorption of fund expenses by The Dreyfus Corporation pursuant to an agreement in which shareholders will be given at least 90 days' notice prior to the time such absorption may be terminated. Had these expenses not been absorbed, the fund's yield would have been 2.43% and the fund's effective yield would have been 2.46%.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus BASIC Money Market Fund, Inc. from March 1, 2005 to August 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended August 31, 2005

Expenses paid per $1,000†	$ 2.28
Ending value (after expenses)	$1,013.20

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended August 31, 2005

Expenses paid per $1,000†	$ 2.29
Ending value (after expenses)	$1,022.94

† *Expenses are equal to the fund's annualized expense ratio of .45%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

August 31, 2005 (Unaudited)

Negotiable Bank Certificates of Deposit−24.6%	Principal Amount ($)	Value ($)
American Express Bank FSB (Yankee) 3.30%, 9/6/2005	30,000,000	30,000,000
Credit Suisse First Boston (Yankee) 3.30%, 9/6/2005	40,000,000	40,000,000
DEPFA Bank PLC (Yankee) 3.62%, 10/28/2005	35,000,000	35,000,000
First Tennessee Bank 3.42%−3.44%, 9/9/2005−9/30/2005	20,550,000	20,550,000
HSBC Bank PLC (London) 3.73%, 11/16/2005	20,000,000	20,000,000
Societe Generale (Yankee) 3.61%, 10/12/2005	40,000,000	40,000,000
Svenska Handelsbanken (Yankee) 3.45%, 9/30/2005	40,000,000	40,000,000
Washington Mutual Bank 3.62%, 10/28/2005	11,000,000	11,000,000
Total Negotiable Bank Certificates of Deposit (cost $236,550,000)		**236,550,000**

Commercial Paper−41.3%		
ASB Bank, Ltd. 3.46%, 9/30/2005	20,000,000	19,944,739
Bear Stearns Cos. 3.43%, 9/8/2005	45,000,000	44,970,162
Beethoven Funding Corp. 3.66%, 10/4/2005	35,000,000 [a]	34,883,217
Beta Finance Inc. 3.62%, 10/28/2005	34,000,000 [a]	33,806,739
Crown Point Capital Co. LLC 3.30%, 9/7/2005	4,000,000 [a]	3,997,820
Deutsche Bank Financial LLC 3.55%, 9/1/2005	27,000,000	27,000,000
Dexia Delaware LLP 3.30%, 9/6/2005	7,000,000	6,996,821
General Electric Co. 3.41%, 9/9/2005	40,000,000	39,969,867
Grampian Funding LLC 3.74%, 11/16/2005	40,000,000 [a]	39,687,555

Commercial Paper (continued)	Principal Amount ($)	Value ($)
HSBC USA Inc.		
3.41%, 9/6/2005	20,000,000	19,990,583
ING American Insurance Holding, Inc.		
3.62%, 10/7/2005	20,000,000	19,928,000
K2 USA LLC		
3.27%, 9/6/2005	38,700,000 [a]	38,682,585
Mane Funding		
3.62%, 10/26/2005	21,128,000 [a]	21,012,280
Nordea North America Inc.		
3.30%, 9/6/2005	7,000,000	6,996,821
Northern Rock PLC		
3.62%, 10/27/2005	40,000,000	39,776,622
Total Commercial Paper		
(cost $397,643,811)		**397,643,811**
Corporate Notes—27.0%		
Commonwealth Bank of Australia		
3.61%, 8/24/2010	25,000,000 [b]	25,000,000
Harrier Finance Funding		
3.59%, 4/13/2006	40,000,000 [a,b]	40,000,000
Lehman Brothers Inc.		
3.56%, 2/23/2006	40,000,000 [b]	40,000,000
Royal Bank Of Scotland		
3.58%, 4/21/2010	40,000,000 [b]	40,000,000
Skandinaviska Enskilda Banken		
3.59%, 1/23/2006	40,000,000 [b]	39,999,664
Toyota Motor Credit		
3.56%, 8/8/2006	30,000,000 [a,b]	30,000,000
Wells Fargo & Co.		
3.49%, 7/3/2011	45,000,000 [b]	45,000,000
Total Corporate Notes		
(cost $259,999,664)		**259,999,664**
Short-Term Bank Notes—4.1%		
World Savings Bank		
3.61%, 10/11/2005		
(cost $40,000,000)	40,000,000	**40,000,000**

Time Deposits–2.7%	Principal Amount ($)	Value ($)
Key Bank (Grand Cayman) 3.55%, 9/1/2005 (cost $25,623,000)	25,623,000	**25,623,000**
Total Investments (cost $959,816,475)	**99.7%**	**959,816,475**
Cash and Receivables (Net)	**.3%**	**2,824,482**
Net Assets	**100.0%**	**962,640,957**

a *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2005, these securities amounted to $242,070,196 or 25.1% of net assets.*

b *Variable interest rate—subject to periodic change.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Banking	57.6	Building & Construction	4.1
Asset-Backed		Asset-Backed Securities Arbitrage	4.1
Structured Investment	11.7	Other	6.1
Brokerage	8.8		
Finance	7.3		**99.7**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

August 31, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	959,816,475	959,816,475
Cash		1,702,594
Interest receivable		2,094,874
Prepaid expenses		29,900
		963,643,843
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(b)		307,231
Payable for shares of Common Stock redeemed		576,328
Accrued expenses		119,327
		1,002,886
Net Assets ($)		**962,640,957**
Composition of Net Assets ($):		
Paid-in capital		962,881,175
Accumulated net realized gain (loss) on investments		(240,218)
Net Assets ($)		**962,640,957**
Shares Outstanding		
(3 billion shares of $.001 par value Common Stock authorized)		962,881,175
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended August 31, 2005 (Unaudited)

Investment Income ($):	
Interest Income	**14,794,541**
Expenses:	
Management fee–Note 2(a)	2,416,540
Shareholder servicing costs–Note 2(b)	460,618
Directors' fees and expenses–Note 2(c)	52,407
Custodian fees	49,221
Professional fees	33,491
Registration fees	14,469
Prospectus and shareholders' reports	12,622
Miscellaneous	13,816
Total Expenses	**3,053,184**
Less–reduction in management fee due to undertaking–Note 2(a)	(878,298)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(609)
Net Expenses	**2,174,277**
Investment Income–Net	**12,620,264**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**39,744**
Net Increase in Net Assets Resulting from Operations	**12,660,008**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended August 31, 2005 (Unaudited)	Year Ended February 28, 2005
Operations ($):		
Investment income–net	12,620,264	11,795,625
Net realized gain (loss) on investments	39,744	(230,149)
Net Increase (Decrease) in Net Assets Resulting from Operations	**12,660,008**	**11,565,476**
Dividends to Shareholders from ($):		
Investment income–net	**(12,620,264)**	**(11,837,783)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold	268,154,780	495,350,204
Dividends reinvested	12,021,873	11,344,009
Cost of shares redeemed	(284,429,230)	(681,313,228)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(4,252,577)**	**(174,619,015)**
Total Increase (Decrease) in Net Assets	**(4,212,833)**	**(174,891,322)**
Net Assets ($):		
Beginning of Period	966,853,790	1,141,745,112
End of Period	**962,640,957**	**966,853,790**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended August 31, 2005 (Unaudited)	Fiscal Year Ended February,				
		2005	2004	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.013	.011	.008	.015	.035	.061
Distributions:						
Dividends from investment income−net	(.013)	(.011)	(.008)	(.015)	(.035)	(.061)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	2.62[a]	1.15	.78	1.50	3.54	6.23
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.63[a]	.63	.63	.63	.62	.62
Ratio of net expenses to average net assets	.45[a]	.45	.45	.45	.45	.45
Ratio of net investment income to average net assets	2.61[a]	1.12	.79	1.51	3.50	6.06
Net Assets, end of period ($ x 1,000)	962,641	966,854	1,141,745	1,417,442	1,812,439	1,854,935

[a] Annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus BASIC Money Market Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and is recognized on the accrual basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $279,962 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to February 28, 2005. If not applied, $39,570 of the carryover expires in fiscal 2006, $10,215 expires in fiscal 2007, $28 expires in fiscal 2012 and $230,149 expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal year ended February 28, 2005 were all ordinary income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At August 31, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken, until such time as it gives shareholders at least 90 days' notice to the contrary, to reduce the management fee paid by the fund, if the fund's aggregate expenses, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of .45% of the value of the fund's average daily net assets, the fund may deduct from the payment to be made to the Manager under the Agreement, or the Manager will bear, such excess expense. The reduction in management fee, pursuant to the undertaking, amounted to $878,298 during the period ended August 31, 2005.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended August 31, 2005, the fund was charged $324,756 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended August 31, 2005, the fund was charged $95,512 pursuant to the transfer agency agreement.

During the period ended August 31, 2005, the fund was charged $1,885 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $414,774, chief compliance officer fees $1,533 and transfer agency per account fees $33,666, which are offset against an expense reimbursement currently in effect in the amount of $142,742.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 3—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. In November 2004, all named defendants moved to dismiss the Amended Complaint in whole or substantial part. Briefing was completed in May 2005.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the Board of Directors held on August 10, 2005, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board members also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance, Management Fee, and Expense Ratio. The Board members reviewed the fund's performance, management fee, and expense ratio and placed significant emphasis on comparisons to two groups of comparable funds, and to iMoneyNet category averages (with respect to performance) and Lipper category

averages (with respect to expense ratio). The groups of comparable funds were previously approved by the Board for this purpose, and were prepared using a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same iMoneyNet category (the "Taxable Funds - First Tier" category) as the fund. The Board members discussed the results of the comparisons for various periods ended June 30, 2005, and noted that the fund's total return performance was higher than the iMoneyNet category averages for the 1-year, 3-year, 5-year, and 10-year periods, but was lower than the Comparison Group I average for each such period except the 5-year period. For Comparison Group II, the Board noted that the fund's performance ranked in the first quartile for the 1-year, 3-year, 5-year, and 10-year periods. The Board members discussed with the fund's portfolio manager the reasons for the fund's underperformance in Comparison Group I. The Board members noted that the portfolio manager was very experienced and had achieved a consistently strong long-term track record, and the Board members expressed their confidence in his portfolio management. The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios for the funds in each Comparison Group. The fund's management fee was higher than the majority of the fees for the Comparison Group I and Comparison Group II funds. The Board noted the Manager's ongoing undertaking to limit fund expenses to 0.45% annually, and that the fund's total expense ratio was higher than the Comparison Group I average but lower than the Comparison Group II and Lipper category averages. The Board also noted the effect on the expense ratio average of having the "low cost" provider fund included in Comparison Group I.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by the mutual funds managed by the Manager or its affiliates with similar investment objectives, policies, and strategies, and in the same iMoneyNet category, as the fund (the "Similar Funds"). The Manager's representatives noted that there were no similarly managed separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund. The Similar Funds were mutual funds included in the "Taxable Funds - First Tier" category by iMoneyNet. It was noted that the Similar Funds had the same management fee or maximum management fee as the fund. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus fund complex. The Manager's representatives stated that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the analysis in light of the relevant circumstances for the fund, including the decline in fund assets, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio. The Board also noted the ongoing undertaking to limit fund expenses and its effect on the profitability of the Manager.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, each Board member expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on their discussions and considerations as described above, the Board members made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.
- The Board generally was satisfied with the fund's overall performance.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of comparative performance and expense and advisory fee information, including the Manager's ongoing undertaking to limit fund expenses to 0.45% annually, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with fund shareholders.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

NOTES

For More Information

Dreyfus
BASIC Money Market Fund, Inc.
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



© 2005 Dreyfus Service Corporation

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